

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Xiaodong Chen
Chief Executive Officer
Blue Hat Interactive Entertainment Technology
7th Floor, Building C, No.1010 Anling Road
Huli District, Xiamen, China 361009

> **Re: Blue Hat Interactive Entertainment Technology**
> **Registration Statement on Form F-1**
> **Filed August 17, 2020**
> **File No. 333-246382**

Dear Mr. Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jolie Kahn, Esq.